UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42101

SUPER HI INTERNATIONAL HOLDING LTD.

1 Paya Lebar Link, #09-04

PLQ 1 Paya Lebar Quarter

Singapore 408533

+65 6378 1921

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release — Super Hi Reports Unaudited Financial Results for the Second Quarter of 2026
Exhibit 99.2	Announcement of Interim Results for the Six Months Ended June 30, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER HI INTERNATIONAL HOLDING LTD.

By:	/s/ Ping Shu
Name:	Ping Shu
Title:	Director and Chairperson

Date: August 26, 2026